Filed by iCAD, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: iCAD, Inc.

Commission File No.: 0000749660

The following are social media posts made by iCAD, Inc. and management of iCAD, Inc. on April 15, 2025.

1. iCAD, Inc. Social Post

iCAD
14,316 followers
8m •

We are excited to announce that **iCAD** a global leader in clinically proven AI-powered breast health solutions has entered into a definitive agreement to be acquired by **RADNET**, to be integrated into its wholly owned digital health subsidiary, **DeepHealth**. This intended strategic acquisition marks a significant milestone in the organizations aligned missions of empowering breakthroughs in care by harnessing the power of AI and imaging to tackle clinical and operational challenges that arise in complex, high-volume care settings like breast cancer screening.

The acquisition will unite complementary leading AI-powered cancer detection and workflow solutions focused on improving the accuracy and early detection of breast cancer. By integrating iCAD's proven ProFound Breast Health Suite imaging AI solutions with DeepHealth's SmartMammo™ AI-powered SaaS breast cancer screening solution, the resulting suite of solutions will accelerate the vision of creating a world where cancer can't hide.

The transaction, expected to close in the second or third quarter of 2025, is subject to approval by iCAD stockholders and other customary closing conditions, and was unanimously approved by each company's board of directors.

Read the press release here: <<**Press Release Link**>>

#BreastCancer #CancerScreening #EarlyDetection #AIinRadiology #Acquisition

2. Dana Brown Social Post

Dana Brown • 1st
Strategic Advisor, Board Member
7mo •

Today, we announce a significant milestone for **iCAD**. **RadNet** has signed an agreement to acquire iCAD, with the aim to integrate our team and our ProFound solutions into their digital health wholly owned subsidiary **DeepHealth**. This merger has the ability to expand our capabilities, reach, and impact in breast health, thereby accelerating our ability to deliver on our vison of creating a world where cancer can't hide.

Breast cancer is the number one cancer in women and the second most common cancer worldwide. Together with DeepHealth, we believe we're uniquely positioned to empower clinicians, improve patient outcomes, and drive operational excellence with a comprehensive suite of AI-powered solutions — all while staying at the forefront of innovation to tackle the world's most urgent healthcare challenges.

Stay tuned for future updates on this important next chapter.

iCAD
14,316 followers
8m •

We are excited to announce that **iCAD** a global leader in clinically proven AI-powered breast health solutions has entered into a definitive agreement to be acquired by **RADNET**, to be integrated into its wholly owned digital health subsidiary, **DeepHealth**. This intended strategic acquisition marks a significant milestone in the organizations aligned missions of empowering breakthroughs in care by harnessing the power of AI and imaging to tackle clinical and operational challenges that arise in complex, high-volume care settings like breast cancer screening.

The acquisition will unite complementary leading AI-powered cancer detection and workflow solutions focused on improving the accuracy and early detection of breast cancer. By integrating iCAD's proven ProFound Breast Health Suite imaging AI solutions with DeepHealth's SmartMammo™ AI-powered SaaS breast cancer screening solution, the resulting suite of solutions will accelerate the vision of creating a world where cancer can't hide.

The transaction, expected to close in the second or third quarter of 2025, is subject to approval by iCAD stockholders and other customary closing conditions, and was unanimously approved by each company's board of directors.

Read the press release here: <<**Press Release Link**>>

#BreastCancer #CancerScreening #EarlyDetection #AIinRadiology #Acquisition

3. Vasu Avadhanula Social Post

Vasu Avadhanula • 1st
Transformational SaaS Leader | Digital Health Innovator | Driving AI-Powered ...
5d •

Exciting times ahead – **RadNet** to acquire **iCAD**, with the aim to integrate our team and our ProFound solutions into their wholly owned subsidiary **DeepHealth**! This is a remarkable opportunity to combine our strengths and drive even greater innovation in breast health.

The intended acquisition will enhance iCAD's capabilities in AI-powered cancer detection and screening with DeepHealth's suite of solutions creating a comprehensive portfolio that spans diagnostic AI, personalized risk assessment, and integrated viewing and reporting tools. Together, we believe we're positioned to deliver enhanced differentiating value to healthcare providers and empower them to provide even better patient care.

I'm excited to enter this new chapter and unlock the full potential of our shared vision.

iCAD
14,316 followers
8m •

We are excited to announce that **iCAD** a global leader in clinically proven AI-powered breast health solutions has entered into a definitive agreement to be acquired by **RADNET**, to be integrated into its wholly owned digital health subsidiary, **DeepHealth**. This intended strategic acquisition marks a significant milestone in the organizations aligned missions of empowering breakthroughs in care by harnessing the power of AI and imaging to tackle clinical and operational challenges that arise in complex, high-volume care settings like breast cancer screening.

The acquisition will unite complementary leading AI-powered cancer detection and workflow solutions focused on improving the accuracy and early detection of breast cancer. By integrating iCAD's proven ProFound Breast Health Suite imaging AI solutions with DeepHealth's SmartMammo™ AI-powered SaaS breast cancer screening solution, the resulting suite of solutions will accelerate the vision of creating a world where cancer can't hide.

The transaction, expected to close in the second or third quarter of 2025, is subject to approval by iCAD stockholders and other customary closing conditions, and was unanimously approved by each company's board of directors.

Read the press release here: <<**Press Release Link**>>

#BreastCancer #CancerScreening #EarlyDetection #AIinRadiology #Acquisition

4. Michelle Strong Social Post

Michelle Strong • 1st

COO at iCAD -- improving patient outcomes with ProFound AI breas...

2mo •

Exciting times ahead – **RadNet** to acquire **iCAD**, with the aim to integrate our team and our ProFound solutions into their digital health wholly owned subsidiary **DeepHealth**! This is a remarkable opportunity to combine our strengths and drive even greater innovation in breast health.

This intended merger brings two health technology leaders together to offer a comprehensive breast AI portfolio. iCAD's ProFound Breast Health Suite combined with DeepHealth's SmartMammo™ AI-powered SaaS breast cancer diagnostic solution has the power to expand and improve patient diagnosis and outcomes – advancing accuracy and early-detection.

I look forward to this newly combined team furthering our vision of a world where cancer can't hide.

iCAD

14,316 followers

8m •

We are excited to announce that **iCAD** a global leader in clinically proven AI-powered breast health solutions has entered into a definitive agreement to be acquired by **RADNET**, to be integrated into its wholly owned digital health subsidiary, **DeepHealth**. This intended strategic acquisition marks a significant milestone in the organizations aligned missions of empowering breakthroughs in care by harnessing the power of AI and imaging to tackle clinical and operational challenges that arise in complex, high-volume care settings like breast cancer screening.

The acquisition will unite complementary leading AI-powered cancer detection and workflow solutions focused on improving the accuracy and early detection of breast cancer. By integrating iCAD's proven ProFound Breast Health Suite imaging AI solutions with DeepHealth's SmartMammo™ AI-powered SaaS breast cancer screening solution, the resulting suite of solutions will accelerate the vision of creating a world where cancer can't hide.

The transaction, expected to close in the second or third quarter of 2025, is subject to approval by iCAD stockholders and other customary closing conditions, and was unanimously approved by each company's board of directors.

Read the press release here: <<**Press Release Link**>>

#BreastCancer #CancerScreening #EarlyDetection #AIinRadiology #Acquisition

5. Mark Koeniguer Social Post

Mark Koeniguer • 1st
Global C-Level Executive I P&L Leadership I Commercial and Operati...
1mo •

Exciting times ahead – **Radnet** to acquire iCAD, integrating our team and ProFound Breast Health suite into their digital health wholly owned subsidiary **DeepHealth**! This is a remarkable opportunity to combine our strengths and drive even greater innovation in breast health.

This merger brings together a powerful new chapter in Women's Health! Together, our combined strengths, technologies, and teams are poised to accelerate early detection and improve patient outcomes with the shared mission to save more lives.

Stayed tuned – the future of breast cancer detection just got stronger.

#WomensHealth #BreastCancerAwareness

iCAD
14,316 followers
8m •

We are excited to announce that **iCAD** a global leader in clinically proven AI-powered breast health solutions has entered into a definitive agreement to be acquired by **RADNET**, to be integrated into its wholly owned digital health subsidiary, **DeepHealth**. This intended strategic acquisition marks a significant milestone in the organizations aligned missions of empowering breakthroughs in care by harnessing the power of AI and imaging to tackle clinical and operational challenges that arise in complex, high-volume care settings like breast cancer screening.

The acquisition will unite complementary leading AI-powered cancer detection and workflow solutions focused on improving the accuracy and early detection of breast cancer. By integrating iCAD's proven ProFound Breast Health Suite imaging AI solutions with DeepHealth's SmartMammo™ AI-powered SaaS breast cancer screening solution, the resulting suite of solutions will accelerate the vision of creating a world where cancer can't hide.

The transaction, expected to close in the second or third quarter of 2025, is subject to approval by iCAD stockholders and other customary closing conditions, and was unanimously approved by each company's board of directors.

Read the press release here: <<**Press Release Link**>>

#BreastCancer #CancerScreening #EarlyDetection #AIinRadiology #Acquisition

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between RadNet, Inc. (“RadNet”) and iCAD, Inc. (“iCAD”), RadNet plans to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that constitutes a prospectus of RadNet and will also include a proxy statement of iCAD. After the registration statement has been declared effective, iCAD will mail the proxy statement/prospectus to its stockholders. The proxy statement/prospectus to be filed with the SEC related to the proposed merger will contain important information about RadNet, iCAD, the proposed transaction and related matters. RadNet and iCAD may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or any other document which RadNet or iCAD may file with the SEC. Investors are urged to carefully read the proxy statement/prospectus and other documents to be filed with the SEC (or incorporated by reference into the proxy statement/prospectus), as well as any amendments or supplements to these documents, in connection with the proposed transaction, when available, because they will contain important information about the proposed transaction and related matters. Investors will be able to obtain free copies of the registration statement on Form S-4 and the proxy statement/prospectus (when available), and other documents filed by RadNet or iCAD with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by RadNet can be obtained by contacting RadNet’s Investor Relations by telephone at (310) 445-2800 or by mail at 1510 Cotner Avenue, Los Angeles, California 90025. In addition, investors are able to obtain free copies of the documents filed with the SEC on RadNet’s website at www.radnet.com (which website is not incorporated herein by reference). Copies of the documents filed with the SEC by iCAD can be obtained by contacting iCAD’s Investor Relations by telephone at (608) 882-5200 or by mail at 2 Townsend West, Suite 6, Nashua, New Hampshire 03063. In addition, investors are able to obtain free copies of the documents filed with the SEC on iCAD’s website at www.icadmed.com (which website is not incorporated herein by reference).

Participants in the Solicitation

RadNet, iCAD and their respective directors and executive officers may be considered participants in the solicitation of proxies from iCAD’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of RadNet is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 26, 2024. Information about the directors and executive officers of iCAD is set forth in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on April 29, 2024. To the extent holdings of RadNet’s or iCAD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, and other information regarding the potential participants in the proxy solicitations, which may be different than those of RadNet’s stockholders and iCAD’s stockholders generally, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the investor relations departments at RadNet or iCAD or from RadNet’s website or iCAD’s website, in each case, as described above.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “seek, “should,” “target,” “will” or “would,” the negative of these words, and similar references to future periods. Examples of forward-looking statements include statements regarding the anticipated benefits of the proposed transaction, the impact of the proposed transaction on RadNet’s and iCAD’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction and the closing date for the proposed transaction are based on the current estimates, assumptions and projections of RadNet and iCAD, and are qualified by the inherent risks and uncertainties surrounding future expectations generally, all of which are subject to change. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond RadNet’s and iCAD’s control.